UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 1, 2006 – March 31, 2006

Commission File Number: 0-29338

CARDIOME PHARMA CORP.
(Translation of registrant's name into English)

6190 Agronomy Road, 6th Floor
Vancouver, British Columbia, V6T 1Z3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

TABLE OF CONTENTS

Exhibits

99.1	Press Release – March 8, 2006 (Cardiome Announces Promotion of Doug Janzen to President and Chief Business Officer)

99.2	Material Change Report - Cardiome Announces Promotion of Doug Janzen to President and Chief Business Officer

99.3	Annual audited financial statement for the year ended December 31, 2005

99.4	Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005

99.5	Certificate of Annual Filings – CFO

99.6	Certificate of Annual Filings - CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardiome Pharma Corp.
(Registrant)

Date: March 31, 2006	By:	/s/ Christina Yip

Christina Yip
Vice President, Finance and Admin